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FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of January, 2004

Commission File Number: 0-31100

RIMFIRE MINERALS CORPORATION
700-700 West Pender Street Vancouver BC Canada V6C 1G8

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F

☑

Form 40-F

☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes

☐

No

☑

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

82-

BC FORM 53-901F

SECURITIES ACT – BRITISH COLUMBIA

MATERIAL CHANGE REPORT UNDER SECTION 85(1) OF THE ACT

Item 1

Reporting Issuer:

Rimfire Minerals Corporation

Suite 700 - 700 West Pender Street

Vancouver, B.C.

V6C 1G8

Item 2

Date of Material Change:

January 8, 2004

Item 3

Press Release:

Date of Issue

Place of Issue

January 12, 2003

Vancouver, British Columbia

(See distribution sheet marked Schedule "A" attached for media coverage.)

Item 4

Summary of Material Change:

Rimfire Minerals Corporation reports that it has been given notice that Barrick Gold Corporation has elected to withdraw from the option agreement covering the RDN property, effective January 8, 2004.

Item 5

Full Description of Material Changes:

Rimfire Minerals Corporation reports that it has been given notice that Barrick Gold Corporation has elected to withdraw from the option agreement covering the RDN property, effective January 8, 2004. Barrick will not retain any interest in the project. During the past two field seasons, Barrick conducted 1072 metres of drilling on the Jungle Anomaly followed by surface geological and geochemical work this past field season. Management is awaiting final results of Barrick’s 2003 fieldwork and will be seeking a new joint venture partner to drill test the Jungle Anomaly, Wedge Zone and other promising targets on the property.

Item 6

Reliance on Section 85(2) of the Act:

Not applicable

Item 7

Omitted Information:

Not applicable.

Item 8

Senior Officers:

David A. Caulfield, President 700 –700 West Pender Street Vancouver, British Columbia V6C 1G8 Telephone: (604) 669-6660 Email: davidc@rimfire.bc.ca	Henry J. Awmack, Chairman 700-700 West Pender Street Vancouver, British Columbia V6C 1G8 Telephone: (604) 669-6660 Email: henrya@equityeng.bc.ca

Item 9

Statement of Senior Officer:

The foregoing accurately discloses the material change referred to herein.

DATED at the City of Vancouver, in the Province of British Columbia, this 13th day of January, 2004.

RIMFIRE MINERALS CORPORATION

“DAVID A. CAULFIELD”

David A. Caulfield

President and CEO

Form53-901F

SCHEDULE A

Media:

Market News Publishing Inc.

News Desk

Canada Stockwatch

News Desk

The Northern Miner

News Desk

RIMFIRE MINERALS CORPORATION TSX-V:RFM	Suite 700 - 700 West Pender St. Vancouver, B.C. Canada V6C 1G8 T: (604)669-6660 F: (604)669-0898 E-mail: info@rimfire.bc.ca Web Site: www.rimfireminerals.com Contact: David Caulfield or Jason Weber

News Release

RDN Project Update

PR04-01

Vancouver, Canada (January 12, 2004):  Rimfire Minerals Corporation reports that it has been given notice that Barrick Gold Corporation has elected to withdraw from the option agreement covering the RDN property, effective January 8, 2004. Barrick will not retain any interest in the project.

Exploration at the RDN is targeting precious metal-rich massive sulphide mineralization similar to that of the Eskay Creek Mine, 40 km to the southeast. The 21 kilometre long property is largely underlain by Early to Middle Jurassic stratigraphy similar in age, lithology, alteration and mineralization to that hosting the Eskay deposits.

During the past two field seasons, Barrick conducted 1072 metres of drilling on the Jungle Anomaly followed by surface geological and geochemical work this past field season. Management is awaiting final results of Barrick’s 2003 fieldwork and will be seeking a new joint venture partner to drill test the Jungle Anomaly, Wedge Zone and other promising targets on the property.

Rimfire is an aggressive, well-financed mineral exploration company with a portfolio of highly prospective gold properties in British Columbia and Alaska. Partners include AngloGold (U.S.A.), Newmont Mining Company, Cangold Limited, Stikine Gold Corp., Serengeti Resources Inc. and Western Pacific Gold Inc.

On behalf of Rimfire Minerals Corporation

“David A. Caulfield”

David A. Caulfield, President

If you have an E-mail address and would prefer to receive Rimfire’s news through this format, please E-mail us at info@rimfire.bc.ca

The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this release.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

RIMFIRE MINERALS CORPORATION
(Registrant)

By:              “David A. Caulfield”

David A. Caulfield, President

Date

January 13, 2004